Exhibit 19

COLONY BANKCORP, INC. INSIDER TRADING & CONFIDENTIALITY POLICY

INTRODUCTION

As a public company, Colony Bankcorp, Inc. is subject to various federal and state laws and regulations governing trading in its securities. It is the policy of Colony Bankcorp, Inc. and its subsidiaries (collectively, Colony) to comply fully, and to assist its employees in complying fully, with these laws and regulations. This Policy applies to all members of Colony's Board of Directors, director emeriti, officers, and employees, as well as members of such persons' immediate families and households and entities influenced or controlled by such persons. This Policy also applies to consultants and contractors of Colony who receive or have access to material, non-public information. All references in this Policy to employees of Colony should be read to include all such persons listed in this paragraph.
Colony depends upon the conduct and diligence of its employees, in both their professional and personal capacities, to ensure full compliance with this Policy. This Policy provides procedures and guidelines with respect to transactions in Colony's securities, the protection of material, non public information and the standard of conduct expected of Colony's employees in this highly sensitive area. It is the personal obligation and responsibility of each employee to act in a manner consistent with this Policy, and the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with each employee.
LEGAL BACKGROUND
"Insider trading" is a top enforcement priority of the Securities and Exchange Commission (SEC), the NASDAQ Stock Market (NASDAQ), and the Department of Justice. Criminal prosecutions for insider trading are commonplace and may result in fines and/or imprisonment.

What is insider trading? The prohibition against such trading generally is understood to prohibit(1) trading on the basis of material, non-public information, (2) disclosing or "tipping" material, non-public information to others or recommending the purchase or sale of securities on the basis of such information or (3) assisting someone who is engaged in any of the above activities.
Who is an insider? The term "insider" applies to anyone who, by virtue of a special relationship with Colony, possesses material, non-public information regarding the business of Colony. An individual can be considered an insider for a limited time with respect to certain material, non public information even though he or she is not a director or officer. For example, an assistant who knows that an acquisition is about to occur may be regarded as an insider with respect to that information until the news of such acquisition has been fully disclosed to the public.

What is material, non-public information? Information is generally deemed to be "material" if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if there is a substantial likelihood a "reasonable investor" would rely on it in deciding to purchase, sell, or hold a security to which the information relates. As a practical matter, materiality involves a relatively low threshold and often is determined after the fact, when it is known that someone has traded on the information and after the information itself has been made public and its effects upon the market are more certain. Examples of information that is generally regarded as material are:
Financial results;
Projections that significantly differ from external expectations;

Changes in earnings estimates or unusual gains or losses in major operations;

Major proposed or pending acquisitions, investments, recapitalizations, joint ventures or divestitures;

Significant project or product developments;

Changes in key personnel;

Changes in dividends;

Stock splits;

Stock buy-backs;

New equity or debt offerings;

Significant regulatory or legislative developments affecting Colony;

Changes in auditors or auditor notification that Colony can no longer rely on an auditor's report;

Positive or negative developments in outstanding significant litigation;

Events that may result in the creation of a significant reserve or write-off or other significant adjustments to the financial statements; and

Actual or threatened significant litigation or inquiry by a governmental or regulatory authority; and any other facts that might cause Colony's financial results to be substantially affected.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new market, the point at which negotiations or market developments are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. When in doubt about whether particular non-public information is material, presume it is material. If you are unsure whether information is material, you should consult with Colony's General Counsel before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

“Non-public” information is any information that has not been previously disclosed and is not otherwise available to investors generally. To be public, the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given a reasonable opportunity to react to the information. Non-public information may include information available to a select group of analysts or brokers or institutional investors and information that has been entrusted to Colony on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information. Filings with the SEC and press releases are generally regarded as public information. Information about undisclosed financial results or a possible merger, acquisition, or other material development, whether concerning Colony or otherwise, and obtained in the normal course of employment or through a rumor, tip, or just "loose talk," is not public information. Information should be considered "non-public" until the beginning of the 2nd Trading Day (as defined below) after such information has been disseminated widely to the general public through press releases, news tickers, newspaper items, quarterly or annual reports, or other widely disseminated means. For purposes of this Policy, a "Trading Day" shall mean a day on which the NASDAQ is open for trading. As with questions of materiality, if you are not sure whether information is considered public, you should either consult with Colony's General Counsel or assume that the information is "non-public" and treat it as confidential.

A good general rule of thumb: When in doubt, do not trade.

Potential Criminal and Civil Liability and/or Disciplinary Action. The Securities Exchange Act of 1934, as amended (Exchange Act), and specifically Rule 10b-5 of the Exchange Act, makes it unlawful for any person to make false statements or omit to state material facts in connection with the purchase or sale of any security. There are no limits on the size of a transaction that will trigger insider trading liability. In the past, relatively small trades have resulted in SEC investigations and lawsuits.

Individuals found liable for insider trading face penalties of up to 3 times the profit gained or loss avoided, a criminal fine of up to $5 million, and up to 20 years in jail. In addition to these potential criminal and civil liabilities, in certain circumstances Colony may be able to recover all profits made by an insider who traded illegally, plus collect other damages. In addition, Colony (and its executive officers and directors) could itself face penalties of the greater of $1 million or 3 times the profit gained or loss avoided as a result of an employee's violation and/or a criminal penalty of up to $25 million for failing to take steps to prevent insider trading.

Without regard to the civil or criminal penalties that may be imposed by others, any willful violation of this Policy and its procedures may constitute grounds for dismissal. The procedures regarding securities trading outlined below are designed to deter and, where possible, to prevent such improper trading.

POLICIES REGARDING TRANSACTIONS IN COLONY'S SECURITIES

The following policies apply to all transactions, direct or indirect, in all of Colony's securities, including, but not limited to, Colony's common stock (including those shares of common stock that may be held in any Colony 401(k) retirement savings plan, pension plan, retirement plan, other similar plan or any sud1 similar plan that Colony may adopt in the future), derivative securities (including stock options, put or call options, and other similar securities), and any other securities that Colony may issue, such as preferred stock, notes, bonds and convertible securities.

Prohibitions for All Employees:

No Trading on Material, Non-Public Information. No employee who is aware of any material, non-public information concerning Colony or a third-party with whom Colony does business or is in negotiation with, shall engage in any transaction in Colony's or such third-party's securities, including any offer to purchase or sell, during any period commencing with the date that he or she obtains such material, non-public information and ending at the beginning of the 2nd Trading Day following the date that such information is disclosed. After termination of employment, any employee who is in possession of material, nonpublic information is prohibited from trading in Colony securities until that information has become public or is no longer material.

No Tipping. No employee shall disclose (i.e., "tip") material, non-public information to any other person where such information may be used by such person to his or her benefit by trading in the securities of Colony to which such information relates, nor shall an employee make any recommendations or express any opinions as to trading in Colony's securities to any other person on the basis of material, non-public information.

No Short Sales. No employee shall engage in the short sale of Colony's securities. A short sale is a sale of securities not owned by the seller or, if owned, not delivered against such sale within 20 days thereafter (a "short against the box"). Short sales of Colony's securities evidence an expectation on the part of the seller that the securities will decline in value, and, therefore, signal to the market that the seller has no confidence in Colony or its short-term prospects. In addition, short sales may reduce the seller's incentive to improve Colony's performance.

No Investments in Derivatives of Colony's Securities. No employee shall invest in Colony- based derivative securities. "Derivative Securities" are options, warrants, stock appreciation rights, or similar rights whose value is derived from the value of an equity security, such as Colony's common stock. This prohibition includes, but is not limited to, trading in Colony-based put or call option contracts and trading in straddles and the like. However, holding and exercising stock options, restricted stock units, or other derivative securities granted under Colony's equity compensation plans is not prohibited by this Policy.

No Margin Purchases and Pledges. No Section 16 Reporting Persons shall purchase Colony's securities on margin. This means such persons are prohibited from borrowing from a brokerage firm, bank, or other entity in order to purchase Colony's securities. Any Section 16 Reporting Persons who wishes to pledge Colony securities as collateral for a loan from a third party must submit a request for approval to Colony's General Counsel at least two weeks prior to the execution of the documents evidencing the proposed pledge.

No Hedging. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an individual to lock in much of the value of his or her securities holdings, often in exchange for all or part of the potential for upside appreciation in the securities. These transactions allow employees to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the employees may no longer have the same objectives as Colony's other shareholders. Therefore, employees are prohibited from engaging in such transactions.

401(k) Plan. This Policy does not apply to purchases of Colony stock in its 401(k) plan resulting from periodic contributions of money pursuant to a payroll deduction election. The Policy does apply, however, to certain elections made under Colony's 401(k) plan, including (a) an election to increase or decrease the percentage of periodic contributions that will be allocated to Colony stock fund, (b) an election to make an intra-plan transfer of an existing account balance into or out of Colony stock fund, (c) an election to borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of Colony stock fund balance and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to Colony stock fund.

Employee Stock Purchase Plan. This Policy does not apply to purchases of Colony securities in any employee stock purchase plan resulting from an employee's periodic contribution of money to the plan pursuant to the election such person made at the time of his or her enrollment in the plan. This Policy also does not apply to purchases of Colony securities resulting from lump sum contributions to the plan, provided that such employee elected to participate by lump sum payment at the beginning of the applicable enrollment period.

Dividend Reinvestment Plan. This Policy does not apply to ongoing purchases of Colony securities under any dividend reinvestment plan Colony may adopt resulting from an employee's reinvestment of dividends paid on Colony securities. This Policy does apply, however, to: (a) purchases of Colony stock that result from additional contributions a participant chooses to make to the plan, (b) a participant's election to participate in the plan or increase his/her level of participation in the plan, and (c) sales of any Colony stock purchased pursuant to the plan.

Prohibitions and Procedures for Section 16 Reporting Persons and Designated Individuals:

The following prohibitions and procedures apply to Section 16 Reporting Persons (as defined below) and to certain other employees that may be designated by Colony from time to time (Designated Individuals). "Section 16 Reporting Persons" are members of Colony's Board of Directors, director emeriti, and certain executive officers, who are subject to the reporting and "short-swing profit" liability provisions of Section 16 of the Exchange Act. Section 16 Reporting Persons and Designated Individuals will be informed of their status by Colony's Board of Directors.

Under special circumstances, certain employees who are not Section 16 Reporting Persons or Designated Individuals may gain access to material, non-public information and Colony, in its discretion, may determine that such employees may also be subject to the prohibitions and procedures identified below. Such employees will be notified of such status and will be subject to the following prohibitions and procedures for such period of time as Colony deems appropriate.

No Trading During Black-Out Periods. Section 16 Reporting Persons and Designated Individuals, as well as members of their immediate families and households, are subject to black- out periods during which they are prohibited from conducting any transactions involving Colony's securities. Each black-out period begins at the close of the market on the 14th day before the close of any fiscal quarter and ends at the market opening on the 2nd Trading Day following the release of Colony's quarterly or annual financial results for that particular quarter (Black-Out Period). The prohibition against trading during the Black-Out Period also prohibits the fulfillment of "limit orders" by any broker for such Section 16 Reporting Person, Designated Individual, or member of such person's immediate family or household, and the brokers with whom any such "limit order" is placed must be informed of such prohibition at the time such "limit order" is placed. Notwithstanding the foregoing, a transaction may be exempt from this prohibition if it is made pursuant to a written trading plan that has been approved in writing in advance of a Black-Out Period while the employee was not in possession of material non-public information and that meets all of the requirements of the SEC's rules and regulations, including Rule 10b5-1 of the Exchange Act.

The Black-Out Period restriction may be waived in individual cases at Colony's discretion. Additional black-out periods may be implemented with regard to certain employees or groups from time to time who are in possession of non-public information regarding potentially significant matters.

No Trading in Colony's Securities on a Short-Term Basis. Any Colony securities purchased on the open market by a Section 16 Reporting Person, Designated Individual, or member of such person's immediate family or household must be held for a minimum of 6 months. Note that the SEC's short- swing profit rules already penalize Section 16 Reporting Persons who sell any Colony securities within 6 months of a purchase by requiring such person to disgorge all profits to Colony whether or not such person had knowledge of any material, non-public information.

Pre-Clearance of Trading by Section 16 Reporting Persons and Designated Individuals:

If a Section 16 Reporting Person, Designated Individual, or member of such person's immediate family or household is contemplating a transaction in Colony's securities, the proposed transaction must be pre-cleared with Colony's General Counsel even if the proposed transaction is to take place outside of the Black-Out Period (including, without limitation, purchases and sales; exercises of stock options, including cashless exercises, and exercises of other equity awards; gifts; trust transfers; and other nonsale transfers such as loans and pledges). If the transaction is cleared to proceed, Colony will assist a Section 16 Reporting Person in complying with Section 16 and, where applicable, Rule 144 of the Securities Act of 1933, as amended.

Colony's General Counsel shall record the date each request is received and the date and time each request is approved or disapproved. If the transaction does not occur during the trade window specified in Colony's General Counsel's approval, pre-clearance of the transaction must be re requested.

PERSONS WHO POSSESS MATERIAL, NON-PUBLIC INFORMATION REGARDLESS OF WHETHER OR NOT IT IS WITHIN THE BLACK-OUT PERIOD OR NOT, SHOULD NOT ENGAGE IN ANY TRANSACTION INVOLVING COLONY'S SECURITIES.

Exceptions to the Prohibitions on Trading

The only exceptions to this Policy's prohibitions of trading in Colony's securities as outlined above are the following:

1.Stock Option Exercises-Exercises in stock options granted under Colony's equity compensation plans for cash; however, this exception does not include the subsequent sale of the shares acquired pursuant to the exercise of a stock option. For the avoidance of doubt, this Policy does apply to any sale as part of a broker assisted cashless exercise of an option, or any other market sale for the purposes of generating the cash needed to pay the exercise price of an option.

2.Restricted Stock Awards-This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have Colony withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock The Policy does apply, however, to any market sale of restricted stock.

3.Transfers to Brokers-This Policy does not apply to a transfer of Colony securities to a brokerage account if the securities remain in your name following such transfer.

4.Bona Fide Gifts-Bona fide gifts of securities are not deemed to be transactions for the purposes of this Policy. Whether a gift is truly bona fide will depend on the circumstances surrounding a specific gift. The more unrelated the donee is to the donor, the more likely the gift would be considered "bona fide" and not a "transaction." For example, gifts to charities, churches, or nonprofit organizations" would not be deemed to be "transactions." However, gifts to dependent children followed by a sale of the "gifted securities" in close proximity to the time of the gift may imply some economic benefit to the donor and, therefore, may be deemed to be a "transaction" and not a "bona fide gift."

5.Transactions Made Pursuant to a Rule 10b5-l Plan-This Policy does not apply to transactions involving Colony securities that are made pursuant to a pre-approved Rule 10b5-1 Plan. A Rule 10b5- l Plan must be entered into at a time when an employee entering into the plan is not aware of material, nonpublic information. Once the plan is adopted, the employee must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. Any Rule 10b5-1 Plan must be submitted for approval 1 month prior to the entry into the Rule 10b5-l Plan and must receive the approval of Colony's General Counsel. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

While these transactions are exceptions to this Policy’s prohibitions on trading in Colony’s securities, a Section 16 Reporting Person, Designated Individual, or member of such person’s immediate family or household contemplating such a transaction should still pre-clear the proposed transaction with Colony's General Counsel.

POLICIES REGARDING THE USE, DISCLOSURE, AND PROTECTION OF MATERIAL, NON-PUBLIC INFORMATION

All employees of Colony have ethical and legal responsibilities to maintain the confidentiality of material, non-public information.

Use and Disclosure of Material, Non-Public Information. As explained previously, under no circumstances may an employee use material, non-public information about Colony for his or her personal benefit. Moreover, except as specifically authorized or in the performance of regular corporate duties, under no circumstances may an employee release to others information that might affect Colony's securities. Therefore, it is important that an employee not disclose material, non public information to anyone, including other employees of Colony, unless the other employee needs to know such information in order to fulfill his or her job responsibilities. Under no other circumstances should such information be disclosed to anyone, including family, relatives, or business or social acquaintances. In maintaining the confidentiality of the information, the person in possession of such information shall not affirm or deny statements made by others, either directly or through electronic means, if such affirmation or denial would result in the disclosure of material, non-public information.

If an employee has any doubt about whether certain information is non-public or material, such doubt should be resolved in favor of not communicating such information or trading without discussing with the assigned compliance officer or raising with Colony's General Counsel. Questions concerning what is or is not material, non-public information should be directed to Colony's General Counsel.

Material, Non-Public Information Regarding Other Companies. In the ordinary course of doing business, employees may come into possession of material, non-public information with respect to other companies. An individual receiving material, non-public information in such a manner has the same duty not to disclose the information to others or to use that information in connection with securities transactions of such other company as such individual has with respect to material, non-public information about Colony. If Colony is in the process of negotiating a significant transaction with another company, employees are cautioned not to trade in the stock of that company if they are in possession of material, non-public information concerning such company.

If an employee is not certain whether it is permissible to trade in the stock of such company, the employee should contact Colony's General Counsel before making any trades.

Unauthorized Disclosure of Internal Information. Unauthorized disclosure of internal information about Colony may create serious problems for Colony whether or not the information is used to facilitate improper trading in securities of Colony. Therefore, it shall be the duty of each person employed or affiliated with Colony to maintain the confidentiality of information relating to Colony or obtained through a relationship of confidence. Colony personnel should not discuss internal Colony matters or developments with anyone outside Colony, except in the performance of regular corporate duties.

Precautions to Prevent Misuse or Unauthorized Disclosure of Sensitive Information. When an employee is involved in a matter or transaction that is sensitive and, if disclosed, could reasonably be expected to have an effect on the market price of the securities of Colony or any other company involved in the transaction, that individual should consider taking extraordinary precautions to prevent misuse or unauthorized disclosure of such information. Such measures include the following:

1.Maintaining files securely and avoiding storing information on computer systems that can be accessed by other individuals;

2.Avoiding the discussion of confidential matters in areas where the conversation could possibly be overheard;

3.Not gossiping about Colony affairs; and

4.Restricting the copying and distribution of sensitive documents within Colony.

Internet. Because any statement you make on the Internet (including, but not limited to, in a chat room, on a blog, on social media platforms (e.g. Facebook, Linkedln or Twitter), or in some other similar forum) regarding Colony may be seen as a recommendation to buy or sell Colony's securities, Colony's policy is that none of its employees may participate in online communications regarding Colony or its securities.

External Communications. All external communications about Colony must be made through designated company spokespersons authorized to speak for Colony. Unless you are expressly authorized to do so in the performance of your duties, you should not discuss internal matters concerning Colony with anyone outside of the company. This prohibition applies specifically (but not exclusively) to inquiries from the press and members of the financial community. If you receive any inquiries of this nature, you should decline comment and refer the inquiry to Colony's General Counsel.

Inadvertent Disclosure of Material, Non-Public Information. If material, non-public information regarding Colony is inadvertently disclosed, no matter what the circumstances, by any employee, the person making or discovering that disclosure should immediately report the facts to Colony's General Counsel.

Inquiries Regarding Material, Non-public Information. When an inquiry is received regarding information that may be material, it should be referred, without comment, to Colony's General Counsel.

Reporting of Violations

Any person who believes that a violation of this policy has taken place shall report such violation promptly to Colony's General Counsel. Any questions concerning this Policy should be addressed to Colony's General Counsel.

Policy Subject to Revision

Colony's Board of Directors may change or otherwise revise the terms of this Policy from time to time to respond to developments in law and practice. We will take all steps to inform all affected persons of any material changes or revisions to this Policy.